SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Florida Rock Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   341140 10 1
                                 (CUSIP Number)

                                February 24, 1997
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

                              (Page 1 of 10 Pages)
                           Exhibit Index is on Page 11

                                  SCHEDULE 13G

CUSIP No. 341140 10 1
Page 2 of 10 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Baker Investments, Ltd.,
             FEIN: 59-2560711

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|

     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida

            NUMBER OF           5       SOLE VOTING POWER
              SHARES                    0                           (See Item 4)
           BENEFICIALLY
             OWNED BY           6       SHARED VOTING POWER
               EACH                     4,108,172                   (See Item 4)
            REPORTING
              PERSON            7       SOLE DISPOSITIVE POWER
               WITH                     0                           (See Item 4)

                                8       SHARED DISPOSITIVE POWER
                                        4,108,172                   (See Item 4)

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,108,172  (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                          |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             21.6%

    12       TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 341140 10 1                                         Page 3 of 10 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Edward L. Baker

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|

     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

            NUMBER OF           5       SOLE VOTING POWER
              SHARES                    432,090                     (See Item 4)
           BENEFICIALLY
             OWNED BY           6       SHARED VOTING POWER
               EACH                     4,108,918                   (See Item 4)
            REPORTING
              PERSON            7       SOLE DISPOSITIVE POWER
               WITH                     452,976                     (See Item 4)

                                8       SHARED DISPOSITIVE POWER
                                        4,108,918 numbers           (See Item 4)

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,574,190  (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                          |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             24.1%

    12       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 341140 10 1                                         Page 4 of 10 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John D. Baker II

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|

     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

            NUMBER OF           5       SOLE VOTING POWER
              SHARES                    869,109                     (See Item 4)
           BENEFICIALLY
             OWNED BY           6       SHARED VOTING POWER
               EACH                     4,162,918                   (See Item 4)
            REPORTING
              PERSON            7       SOLE DISPOSITIVE POWER
               WITH                     890,195                     (See Item 4)

                                8       SHARED DISPOSITIVE POWER
                                        4,162,918                   (See Item 4)

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,060,619  (See Item 4)

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                          |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             26.6%

    12       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

     This Schedule 13G is filed with respect to an event on February 24, 1997 (the death of Thompson S. Baker who was previously included in a joint filing of Schedule 13D as a reporting person.) This reporting group previously filed a
Schedule 13D on July 2, 1986, although it was eligible to file a Schedule 13G at such time.

Item 1.

     (a) The name of the Issuer is Florida Rock Industries, Inc.

     (b) The Issuer's principal executive offices are located at 155 East 21st Street, Jacksonville, Florida 32206.

Item 2.

     (a) This Schedule 13G is filed on behalf of Baker Investments, Ltd., a Florida limited partnership (the "Partnership"), Edward L. Baker and John D. Baker II, individually and as general partners of the Partnership (collectively, the "Reporting Persons").

     (b) The principal executive offices of the Partnership are located at 155 East 21st Street, Jacksonville, Florida 32206.

         The principal business address for the two individual Reporting Persons, Edward L. Baker and John D. Baker II, is 155 East 21st Street, Jacksonville, Florida 32206.

     (c) The Partnership was organized as a Florida limited partnership to own, hold and vote the shares of common stock of the Issuer contributed by its partners. The general partners of the Partnership are Edward L. Baker and John
D. Baker II. The individual Reporting Persons are brothers and are citizens of the United States.

     (d) This Schedule 13G relates to the common stock of the Issuer, par value of $.10 per share.

     (e) The CUSIP number of the common stock is 341140 10 1.

Item 3.

     Not applicable.

Item 4. Ownership.

     (a)  Amount beneficially owned:*

               1)   Baker Investments, Ltd.: 4,108,172

               2)   Edward L. Baker:         4,574,190

               3)   John D. Baker, II:       5,060,619

               Total: 5,526,637

     (b)  Percent of class*:

               1)   Baker Investments, Ltd.: 21.6%

               2)   Edward L. Baker:         24.1%

               3)   John D. Baker, II:       26.6%

               Total: 29.1%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:*

               1)   Baker Investments, Ltd.:       0

               2)   Edward L. Baker:         432,090

               3)   John D. Baker, II:       869,109

               Total: 1,301,199

          (ii) Shared power to vote or to direct the vote:*

               1)   Baker Investments, Ltd.:  4,108,172

               2)   Edward L. Baker:          4,108,918

               3)   John D. Baker, II:        4,162,918

               Total: 4,163,664

          (iii) Sole power to dispose or to direct the disposition of:*

               1)   Baker Investments, Ltd.:      0

               2)   Edward L. Baker:        452,976

               3)   John D. Baker, II:      890,195

               Total: 1,343,171

          (iv) Shared power to dispose or to direct the disposition of:*

               4)   Baker Investments, Ltd.: 4,108,172

               5)   Edward L. Baker:         4,108,918

               6)   John D. Baker, II:       4,162,918

               Total: 4,163,664

     In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of acquiring, holding and disposing of the Issuer's securities. Pursuant to Rule 13d-5(b)(i), the shares beneficially owned by each partner may therefore be deemed to be beneficially owned by the Partnership and by virtue of their status as partners of the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned individually by the other individual Reporting Persons.

          *Edward L. Baker has sole voting and dispositive powers with respect to 163,718 shares in the Edward L. Baker Living Trust, 38,843 shares held by him individually and with respect to 106,920 shares he holds as trustee for the minor children of John D. Baker II.

          4,108,172 shares (approximately 21.7% of the Issuer's total number of shares outstanding) are directly owned by the Partnership. The general partners Edward L. Baker and John D. Baker, II, have shared voting and dispositive power with respect to such shares.

          Edward L. Baker has sole voting power but no dispositive power with respect to 12,296 shares held for his account pursuant to a Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") established by the Issuer.

          Edward L. Baker and John D. Baker, II also have shared voting and dispositive powers with respect to 746 shares held by them as co-personal representatives and co-trustees of the estate of Thompson S. Baker.

          Edward L. Baker has sole voting and sole dispositive power over 313 shares in the Employee Stock Purchase Plan. Mr. Baker has sole dispositive power but no voting power over 35,192 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer.

          John D. Baker, II has sole voting and dispositive power with respect to the 768,603 shares held by the John D. Baker, II Living Trust.

          John D. Baker, II has sole voting power but no dispositive power with respect to 7,506 shares held for his account pursuant to a TRAESOP established by the Issuer.

          John D. Baker, II has sole dispositive power, but no voting power over 28,592 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer.

          John D. Baker, II may be deemed to be the beneficial owner of 2,800 shares directly owned by his wife. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

          Pursuant to Rule 13d-3(d)(1)(i), John D. Baker, II is deemed to be the beneficial owner of 93,000 shares of the Issuer's Securities which he may acquire upon the exercise of stock options exercisable within sixty days of February 15, 1999. If John D. Baker, II exercises these options, he will have sole voting and dispositive powers with respect to such shares.

          Pursuant to Rule 13d-3(d)(1)(i), Edward L. Baker is deemed to be the beneficial owner of 110,000 shares of the Issuer's securities which he may acquire upon the exercise of stock options exercisable within sixty days of February 15, 1999. If Edward L. Baker exercises these options, he will have sole voting and dispositive powers with respect to such shares.

          John D. Baker, II has shared voting and dispositive power over 54,000 shares in the Regency II General Partnership.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         Not applicable.

Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  February 16, 1999


                                          BAKER INVESTMENTS, LTD.


                                          By: /s/ John D. Baker II
                                              ----------------------------------
                                              John D. Baker II, General Partner


                                          /s/ John D. Baker II
                                          --------------------------------------
                                          On behalf of John D. Baker II and
                                          Edward L. Baker

                                  EXHIBIT INDEX

Exhibit 1

     Identity of members of group.

                                       11